

May 4, 2012

Via E-mail
Mr. Albert H. Marshall
Senior Vice President
Banner Corporation
10 S. First Avenue
Walla Walla, WA 99362

> **Re: Banner Corporation**
> **Registration Statement on Form S-3**
> **Filed April 25, 2012**
> **File No. 333-180925**

Dear Mr. Marshall:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Part II. Information Not Required in Prospectus

Item 16. Exhibits

Exhibit 5.1, page II-2

1.   We note that counsel has assumed "due authorization, execution and delivery of all documents where due authorization, execution and delivery are prerequisites to the effectiveness thereof." The staff considers it inappropriate for counsel to include in its opinion assumptions that "assume away" any of the material facts underlying the opinion or any readily ascertainable facts. In this regard, counsel's diligence in the preparation of its opinion should include ascertaining whether documents executed by Banner were appropriately authorized, executed and delivered. Please refer to Section II.B.3.a of Staff Legal Bulletin No. 19, and revise accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

If you have questions or comments please contact Michael F. Johnson, Staff Attorney, at (202) 551-3477. If you require further assistance, you may contact me at (202) 551-3698.

Sincerely,

/s/Mark Webb

Mark Webb
Legal Branch Chief